Exhibit 99.32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. Section 1350), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of BCE Inc. (the “Company”), does hereby certify that:

the annual report on Form 40-F for the year ended December 31, 2009 of the Company (the “Form 40-F”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 17, 2010	(signed) George A. Cope
George A. Cope President and Chief Executive Officer BCE Inc.

Date: March 17, 2010	(signed) Siim A. Vanaselja
Siim A. Vanaselja Executive Vice-President and Chief Financial Officer BCE Inc.